July 10, 2019

Chaim Indig
Chief Executive Officer
Phreesia, Inc.
432 Park Avenue South, 12th Floor
New York, NY 10016

       Re: Phreesia, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed July 8, 2019
           File No. 333-232264

Dear Mr. Indig:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 2, 2019 letter.

Amendment No. 2 to Form S-1 filed July 8, 2019

Capitalization, page 64

1. It appears you reflected the payment of the accrued preferred dividend as a reduction to preferred stock and additional paid in capital without reflecting the decrease in cash in the
       Pro forma column. We also note the Pro forma as adjusted column reflects the decrease in cash related to the preferred dividend. Please revise your disclosure to reflect the total adjusting entry for the payment of the accrued preferred dividend in either the Pro forma column or the Pro forma as adjusted column accordingly.
2. Please tell us the nature of the other adjustment made to additional paid in capital, since the difference in the Pro forma and the Pro forma as adjusted columns is not equal to the net offering proceeds as disclosed in the first paragraph on page 61. Chaim Indig
Phreesia, Inc.
July 10, 2019
Page 2
Dilution, page 67

3. It appears you overstated the pro forma tangible book value, as adjusted. Your definition suggests the only adjustments from pro forma tangible book value relate to the net offering proceeds of $111.2 million and the repayment of the debt of $15.176 million.
       Please advise or revise. For consistency, please ensure that, however you choose to reflect the adjusting entry for the payment of the preferred dividends related to the Capitalization comment above, you also reflect the payment in the same manner in the Dilution section and other sections throughout the document.
       You may contact Tony Watson, Staff Accountant, at (202) 551-3318 or Donna Di Silvio,
Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-
2545 or Mara Ransom, Assistant Director, at (202) 551-3264 with any other questions.



                                                             Sincerely,
FirstName LastNameChaim Indig
                                                             Division of
Corporation Finance
Comapany NamePhreesia, Inc.
                                                             Office of Consumer
Products
July 10, 2019 Page 2
cc:       Edwin O'Connor
FirstName LastName